Exhibit 99.7
April 19, 2006 CNBC Media Interview on the Financial Performance of Wipro Limited for the Quarter
& Year ended March 31, 2006.
Interviewee:
Suresh Senapaty, Executive Vice President, Finance & CFO
Sudip Banerjee, President — Enterprise Solutions SBU
Girish Paranjpe, President –Financial Solutions SBU
Dr A L Rao, President – Product Engineering Solutions SBU, and COO
Suresh Vaswani, President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU
CNBC Correspondent
The Wipro top management is with us now and they have the results out this morning, so let’s go across and join them now. Full force here, Suresh Senapaty, A. L. Rao, Sudip Banerjee, and Girish Paranjpe join us from the Wipro top management team, and of course in a bit you will have more members from the top management who will be joining in.
Good morning to you gentlemen, thanks very much for joining in. Suresh, your numbers are slightly ahead of consensus expectations, but if I could start with your guidance for next quarter, having delivered $ 519 Mn in global IT you are guiding $ 533 Mn. I mean, having delivered this kind of scorching growth for the last couple of quarters, one would have expected slightly more aggressive guidance, any reason why you have been conservative with the next quarter guidance?
Suresh Senapaty
The actual results for the last quarter were $ 512 MN and not $ 519 Mn and yes, that was against the guidance of 510. We feel very good that we have been able to achieve the results, and this time the performance has been from the financial services again with the double digit growth. The Technology Services again has grown about 9.5% sequentially with the 40 plus percentage Y-O-Y growth. I think we have seen an uptick in the operating margin expansion of about 30 basis points so far as Indian GAAP is concerned and that has happened because we have been able to concentrate more in terms of utilization improvement, little bit of more offshore improvement drive that we did. So all in all I think it is a very satisfying results, fairly decent additions in head count in the IT business as well as in the BPO business. We saw a margin expansion in the BPO business.
So far as the guidance for the quarter 1 is concerned, I think overall the outlook looks very positive. Some of the deals that we are working on also are very nice, but as you know quarter 1 has always been in some form not necessarily a very strong guidance that we have given. If you see the guidance that we have, it is about 34% Y-O-Y. So it is in line with what we have so far been giving quarter after quarter. The overall outlook continues to look positive in all the areas that we address, whether it is financial services or technology services or even in the enterprise services segment.
CNBC Correspondent
Suresh, you spoke a bit about the margins... we were expecting a bit of a slippage in this quarter because of non-global IT businesses being not strong in this Q4, that has not happened. Could you explain how margins went up in this quarter and what you are actually seeing in Q1 in terms of margins?
Suresh Senapaty
Actually if you look at Wipro Infotech, that is where we primarily used to have a large amount of skewness in terms of the quarter 2 and quarter 4, which is September ending and March ending. Over the past few years, our drive has been to be able to say how do we sanitize the peaking or skewness that we face. What has happened over the period of time is because we have been growing the service business faster and the component of service business to the total revenue is about 33% today, we have been able to get into a sort of stability in the growth numbers. So while the Y-O-Y may not be attractive, I think the Q-on-Q has been decent, and on the services front the Y-O-Y has been also very attractive. That is the reason why we have not seen too much of skewness in terms of the margin. Over the next 2 to 3 years, you will see a margin expansion so far as Wipro Infotech is concerned because this 33% component of our service business will continue to be growing faster.
CNBC Correspondent
Suresh, good morning. One quick word on your net profit which is a lot higher than estimates. Did you have a forex gain for this quarter?
Suresh Senapaty
Yes, we had an advantage of foreign exchange as you know we do 4 to 6 quarter forward covers both through straight forwards as well as options and most of that is on designated basis. Which means that they flow through to that particular quarter for which it has been assigned for, and based on that, we have had our positive news there. As of March 31st we have about $ 600 Mn over and above what has been assigned for the closing debtors, which has been covered for the next 4 to 6 quarters.
CNBC Correspondent
Mr. Rao, good morning. Break up the growth in terms of how much you got from the top 10 clients this time around and how much of the ramp up you have seen percentage wise in revenues?
Suresh Senapaty
I think if you look at our top 10 customers, growth has been fairly decent except for one particular customer. It does happen some times in terms of specific cases but we see the outlook in all those customer accounts fairly decent, and the top 10 customers have not changed in quarter 4 versus what it was in quarter 3.
CNBC Correspondent
Sudip, good morning. Question for you on, which verticals and horizontals you saw most of the growth kicking in from. In the guidance that you are holding out for next quarter what are you assuming in terms of the internal picture of where the growth would kick in from?
Sudip Banerjee
Well, the good news is that the growth in quarter 4 has been very broad based, we had clients’ additions in all our major industry verticals: financial services, manufacturing, energy and utilities, product engineering services. So it was broad based growth, and also we had growth across both Americas and Europe, and including some very nice wins in Japan. As we look forward into the next quarter, our growth is again expected to come from all our service lines and all our practices and all the horizontals, so we once again expect very good growth in diversified businesses on both our geographies as well as in our verticals and practices.
Udayan
Suresh, you give specific guidance only for 1 quarter ahead, but at the beginning of the year you do say, something about your outlook for FY07 without number fine print. Could you tell us how you are feeling going into FY07 and whether you will continue to out pace industry?
Suresh Senapaty
Absolutely, I think you are right on that. We have done better than the industry and we will continue to do better than industry so far as 2006-2007 is concerned. So far as our BPO part of the business is concerned we had a muted growth for the last year and despite that we have been able to post a growth which was faster than the industry. So far as the current year is concerned we see a revival in the growth rate. Therefore for 2006-2007 we expect to grow faster than industry.
CNBC Correspondent
We will get to the BPO in just a bit, but Girish good morning, one word on the finance solutions space and how that has shaped up for this quarter?
Girish Paranjpe
We have had an outstanding year and outstanding quarter. On full year basis, we have grown substantially 64% over the previous year and plus have had a margin expansion. So this really is a testimony to the outstanding quality of service that we have been able to provide to our clients and the quality of our client engagement. So it has been banner year for us, and all of us feeling very good about what we have been able to do so far. Our expectation is that the momentum that we have as of now will continue. What percentage growth etc. that the time will tell. But just now we are feeling very good about the past as well as the future.
CNBC Correspondent
Mr. Rao, Take us through the client addition you had both in terms of size of deals you are getting and whether it is from different geographies now?
DR A. L. Rao
We had a good growth across all geographies, but Europe has year on year grown 46%. A significant growth came from Japan, and the India and Asia Pac. The Product Engineering business side, we had new clients added from Japan geography. They are in the semiconductors, mobile handsets, factory automation in automobile space.
I would just like to add here that it has been a outstanding year for the product engineering solutions. We have for the first time crossed the half billion mark for the product engineering solutions business in this quarter.
CNBC Correspondent
Girish, just one word because now a days we talk a lot to the front line IT companies about the large deals which have been happening in the last 3 to 6 months and whether that would drive growth to a large extent as we look forward into the next 4 quarters, and most of the deals are coming in from the financial space. Do you see yourself participating in a big way in the next 4 quarters in such large deals which are coming in from banks and insurance companies?
Girish Paranjpe
The funnel we continue to have both large deals, which are structured as large deals. Plus in organic growth and large client engagement, and we have seen both types of businesses flow into us, and I am pretty optimistic that we will see wins on both sides. But in the end, what happens is that sometimes so called large deals tend to grab a lot of headlines. I am little bit more balanced about how I see business coming in because that has been one of the famous statements said about growth; whether you have black cat or white cat, it doesn’t matter as long as cat catches the rat.
CNBC Correspondent
Coming to that, black and white, big and the small deals, are you seeing a shift in terms of how the game is being played now Suresh? Are you seeing more competition even in the smaller deals that Wipro or perhaps other domestic IT majors would pitch for?

Suresh Senapaty
Let me ask Sudip to address..
Sudip Banerjee
There are two things happening as far as deals are concerned. There are a lot of headlines on a few select deals and many times some of the deals, which are not in the headlines, are also equally important. So we see a very strong balance of deals coming across sectors. From manufacturing, energy utilities, retail, all these are coming from large clients as well as a lot of medium clients. The good news is that earlier many of these deals were very North American centric. Now we are seeing deals across the board. We are seeing deals in UK , we are seeing large deals in continental Europe, we are seeing mid size deals in Asia Pacific and we are seeing deals in Japan. So we are seeing a large number of clients coming out with Request for Proposals ( RFPs) which are order of magnitude higher than what we have seen in the past. So that gives us confidence that as we go into 06 — 07 , we will be able to grow as we grab a percentage share of these deals.
CNBC Correspondent
Suresh Senapaty is still with us, but he is joined by Suresh Vaswani, President of Wipro Infotech, and T. K. Kurien, President of Wipro BPO now.
Suresh Vaswani, if I could start with you, Could you give us a little bit more clarity on Systems Integration because a few quarters back that was the space that was exciting the market about Wipro when large deals like Lattice were coming in, what are you seeing on the ground with those deals and can we see more such deals happening in the foreseeable future?
One of our key service lines globally is the technology infrastructure services line under which the system integration practice comes. Under technology infrastructure services we have launched a total outsourcing service globally and this really comes on the back of the string of winds that we had in the domestic market. For example recently we won the HDFC bank contract for total outsourcing which covers all infrastructure as well as large part of the applications support. We have been announcing deals with the outsourcing space over the last 3-4 quarters in the domestic market. Some of the other deals include the Yes bank deal, and a deal from a large energy organization in the domestic market. Based on the string of successes that we had in the domestic market we have launched total outsourcing as a service globally which will enable our customers to get a single point view of the all their IT operations.
CNBC Correspondent
Okay, we will get back to you. Mr. Kurien, a quick word on Wipro BPO, the performance in this quarter and where have you reached in that transition that you were undertaking to more non-voice?
T. K. Kurien
There were two pieces that we started off when we embarked this journey in July last year. One was on improving our operating margin, and over the past couple of quarters our operating margins have expanded by 750 bps. Between last quarter and this quarter, our operating margins are actually expanded by 100 — 150 bps. To that extent the operational improvement journey has been pretty much on its way. The second peasant is around the transformation piece. Looking at our numbers, between last year and this year, we have fundamentally gone after integrated deals. Today our integrated deals has a percentage of our total revenue, is contributing close to about 20% of our total piece; that’s where we are, and that’s reflected really in the improvement both in profitability as well as our operational numbers in terms of seat utilization and those numbers.
CNBC Correspondent

Kurien, good morning, what is the contribution of Wipro BPO to total revenues this time round and is that a growth rate that you expect to sustain for the next few quarters?
T. K. Kurien
This quarter our growth rates have been sequential 8.5% from the previous quarter. As far as the BPO business is concerned we have not given guidance separately for the full year, but we expect to be in line or ahead of market growth, that is where we are.
Suresh Senapaty
But you know, if you look at last year, as I said it was a muted growth. This year while BPO generally has a growth rate higher than the IT services from an industry perspective we would like it to be in sync with our IT services growth so far as the current year is concerned. By next year the growth rate in the BPO side should become even faster.
CNBC Correspondent
One word on your employee attrition....has this been at entry level or at lateral level? While the concern on some of your peers was that there was a middle management crunch, the concern for your company seems to be a middle management bulge.
Suresh Senapaty
It is true and hence we have been making the efforts to increase the mix of more and more campus because that is the solid advantage we have been sitting on and where we have headspace to improve. Four quarters back we had less than 35% of the people, than three years we have been able to improve that to about 42% and in March end we will be exiting the year about 42% of the people less than 3 years experience and we think we can go up. Last quarter the significant addition in the head count was in the lateral but in current and next quarter we will additions in the campus. We have already visited 160 campuses and given offer letters to people and hope to see decent additions in the current quarter as well as the whole year.
CNBC Correspondent
We will leave it at that gentlemen.